UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

BIOVIE INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

09074F 108

(CUSIP Number of Class of Securities)

Terren S. Peizer

Acuitas Group Holdings, LLC

2120 Colorado Avenue, #230

Santa Monica, California 90404

310-444-4321

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

May 9, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ¨

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 09074F 207	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Acuitas Group Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,168,538
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,168,538
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,168,538
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80.0%[1]
14		TYPE OF REPORTING PERSON (See Instructions) CO

1	Based on 13,958,516 shares of Class A common stock, par value $0.0001 per share (the “Common Stock”), of BioVie Inc., a Nevada corporation (the “Company” or “Issuer”), issued and outstanding as of April 26, 2021.

SCHEDULE 13D

CUSIP No. 09074F 207	Page 3 of 6 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Terren S. Peizer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,168,538
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,168,538
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,168,538
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80.0%[2]
14	TYPE OF REPORTING PERSON (See Instructions) HC; IN

2	Based on 13,958,516 shares of the Issuer’s Common Stock issued and outstanding as of April 26, 2021.

Amendment No. 4 to SCHEDULE 13D

This Amendment No. 4 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D previously filed by Acuitas Group Holdings, LLC, a California limited liability company (“Acuitas”), and Terren S. Peizer (“Mr. Peizer”) (collectively, the “Reporting Persons”) on July 3, 2018, as amended by Amendment No. 1 filed on September 25, 2019, Amendment No. 2 filed on September 23, 2020 and Amendment No. 3 filed on April 27, 2021 (as so amended, the “Original Statement” and, as amended and supplemented by this Amendment, the “Statement”), relating to the Class A common stock, par value $0.0001 per share (“Common Stock”), of BioVie Inc., a Nevada corporation (the “Company” or “Issuer”). The address of the Issuer’s principal executive office is 2120 Colorado Avenue, #230, Santa Monica, California 90404.

Except as specifically amended by this Amendment, items in the Original Statement are unchanged. Capitalized terms used herein that are not defined have the meaning ascribed to them in the Original Statement.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Statement is hereby amended and supplemented to include the following information:

“As previously disclosed, on April 27, 2021, Acuitas and NeurMedix, Inc., a Delaware corporation that is indirectly wholly owned by Mr. Peizer (“NeurMedix”), entered into an Asset Purchase Agreement, dated as of April 27, 2021 (the “APA”), by and among the Company, NeurMedix and Acuitas (solely for purposes of Section 10.16 thereof), pursuant to which the Company agreed to acquire certain assets from NeurMedix and assume certain liabilities of NeurMedix, in exchange for the consideration set forth therein.

On May 9, 2021, the Company, NeurMedix and Acuitas entered into Amendment No. 1 to APA (the “Amendment” and the APA as so amended, the “Purchase Agreement“), pursuant to which the parties agreed, among other things, to modify the contingent stock consideration that the Company may be obligated to deliver to NeurMedix (or its successor) pursuant to the Purchase Agreement. Previously, the Company was obligated to deliver contingent stock consideration to NeurMedix (or its successor) consisting of shares of the Issuer’s Common Stock having an aggregate value of up to $3.0 billion, subject to the achievement of certain clinical, regulatory and commercial milestones related to the drug candidates to be acquired by the Company from NeurMedix, and subject to a cap limiting each issuance of shares if such issuance would result in the beneficial ownership of the Reporting Persons exceeding 89.9999% of the Issuer’s issued and outstanding Common Stock. Pursuant to the Amendment, the Company will be obligated to deliver contingent stock consideration to NeurMedix (or its successor) consisting of up to 18.0 million shares of the Issuer’s Common Stock, with 4.5 million shares issuable upon the achievement of each of the four milestones set forth in the Purchase Agreement, subject to a cap limiting the issuance of shares if such issuance would result in the beneficial ownership of the Reporting Persons exceeding 87.5% of the Issuer’s issued and outstanding Common Stock.

The foregoing summary of the Amendment is qualified in its entirety by reference to the complete copy of the Amendment attached hereto as Exhibit 10.3 and incorporated herein by reference.”

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a) and (b) of the Statement are hereby amended and restated as follows:

“(a)       The approximate aggregate percentage of the Issuer’s Common Stock beneficially owned by the Reporting Persons, as reported herein, is based on 13,958,516 shares of Common Stock of the Company issued and outstanding as of April 26, 2021, resulting in the Reporting Persons beneficially owning approximately 80.0% of the issued and outstanding Common Stock of the Issuer.

(b)         The Reporting Persons beneficially own an aggregate of 11,168,538 shares of Common Stock, representing in the aggregate approximately 80.0% of the total issued and outstanding shares of Common Stock of the Company. The Reporting Persons have the shared power to vote or direct to vote, and the shared power to dispose of or direct the disposition of, such shares of Common Stock. Although Mr. Peizer does not directly own any of the Company’s securities, he may be deemed a beneficial owner of the securities owned by Acuitas pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended.”

Item 5(c) of the Statement is hereby supplemented with the following:

“Except as described in this Statement, the Reporting Persons had no transactions in the Common Stock of the Company since the most recent filing of Schedule 13D by the Reporting Persons.”

ITEM 6.	Contracts, Arrangements, Understandings or relationships with respect to securities of the issuer

Item 6 of the Statement is hereby amended and supplemented to include the following information:

“The information set forth in Item 4 of this Statement is incorporated herein by reference.”

ITEM 7.	materials to be filed as exhibits

Item 7 of the Statement is hereby amended and supplemented to include the following information:

“10.3       Amendment No. 1 to Asset Purchase Agreement, dated as of May 9, 2021, by and among BioVie Inc., NeurMedix, Inc., and Acuitas Group Holdings, LLC.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   May 10, 2021

ACUITAS GROUP HOLDINGS, LLC

By:	/s/ Terren S. Peizer
Terren S. Peizer, Chairman

/s/ Terren S. Peizer
Terren S. Peizer